

April 27, 2009

Mr. James H. Haddox
Chief Financial Officer, Quanta Services, Inc.
1360 Post Oak Blvd., Suite 2100
Houston, TX 77056

Re: Quanta Services, Inc.
Form 10-K for the year ended December 31, 2009
File No. 1-13831

Dear Mr. Haddox:

        We have reviewed your response to our comment letter dated April 6, 2010 and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Notes to the Consolidated Financial Statements

4. Acquisitions, page 89

1. We note your response to our prior comment four and appreciate the additional information you have provided. Please ensure that you revise future filings to include disclosures regarding the key points you provided in your response.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding this comment, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant